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06010655


SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2006
WASH, D.C.
192
SECTION

February 2, 2006

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus ~~Corporation~~ Optical Co Ltd
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed please find one English version press release issued by the Company on January 6, 2006.

On December 13, 2005, the Company filed in Japanese without preparing an English translation, an Semi-annual Report with the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. We have therefore furnished an English summary of the Interim Securities Report below:

- Semi-annual Report for the six months ended September 30, 2005, as filed on December 13, 2005 with the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan, which includes:

I. Corporate information

A. Corporate Overview
1. Historical movements of major financial indices
2. Overview of business
3. Associated companies

4. Employee information

B. Business
1. Business results
2. Production, orders and sales
3. Management issues
4. Material contracts
5. Research and development activities

C. Capital assets
1. Important capital assets
2. Plans for acquisition or disposition of capital assets

D. Company information
1. Share information
2. Changes in share price
3. Directors, corporate auditors and executive officers

E. Financial information
1. Interim consolidated financial statements
2. Interim unconsolidated financial statements

F. Reference materials

G. Information on Guarantors (none)

H. Audit reports

On January 10, 2006, the Company has filed, in Japanese without preparing an English translation, a Special Report with the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. We have therefore furnished an English summary of the Special Report below:

1. The purpose for submitting the Special Report with the Chief of the Kanto Local Finance Bureau.
2. Content of Report
   (i) Name of entity, address, names of the representatives, capital and business of the subsidiary
   (ii) The total number of voting rights held by the Company and its ratio over shareholders' voting rights
   (iii) Reasons for and date of the change

Finally, on January 10, 2006, ITX Corporation, a consolidated subsidiary of the Company has filed with the Osaka Stock Exchange, "Hercules" Nippon New Market a Japanese-language notice announcing the conclusion of a basic agreement with Tsubasa System Co., Ltd. regarding

the transfer of the package software business from Tsubasa System on December 14, 2005 to ITX Tsubasa Net Corporation, a wholly owned subsidiary of ITX Corporation.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-0202 if you have any questions regarding the enclosed information.

Very truly yours,



Mako Sasaki

Enclosure
MS/ms

News Release

January 6, 2006

Olympus and Cangen Biotechnologies Expand Collaboration to Develop High-Throughput Molecular Diagnostic Test for Early Detection of Lung Cancer

Olympus Corporation (President: Tsuyoshi Kikukawa) has concluded the expansion of its ongoing research collaboration with Cangen Biotechnologies, Inc. (Maryland, USA; CEO: Chul So Moon, M.D., Ph.D., President: Richard A. Silfen), initiated in May 2005, to develop a hybrid DNA-based and protein-based diagnostic test for use in the early detection of lung cancer. The expanded collaboration includes funding for a prospective clinical study.

The goal of this research collaboration is the establishment of a blood-based molecular diagnostic test for early detection of lung cancer. The identification of specific DNA markers is underway. Several key DNA marker candidates with 70-80% accuracy have been identified from preserved surgically resected samples obtained by Cangen from Hyundai Hospital in Korea. These markers can be used as a hybrid with protein-based markers to improve sensitivity and specificity. In the next step, beginning this spring, the collaboration will be expanded to evaluate and finalize the DNA markers through a prospective study in Asia. Olympus and Cangen are aiming for FDA approval after approximately two years.

Olympus has been a participant since December 2002 in the activities of Cosmos Alliance (http://www.cosmosalliance.com, Washington D.C., USA; Chairman & CEO: Prof. Frank Young), an international alliance formed to accelerate commercialization in the bio life sciences through equity investments, joint ventures, collaborative research and technology transfer. Through Cosmos-facilitated joint development programs, technical cooperation programs and capital investment into the Technical- and R&D-Members within the Cosmos Bio Life Sciences Alliance that possess innovative biotech expertise, Olympus plans to accelerate the commercialization of its own range of advanced biotech-related products, which includes instruments for genome and protein analysis. This research collaboration with Cangen Biotechnologies represents one of these efforts.

Overview of Cangen Biotechnologies

Address:	One Democracy Plaza, Suite 700, 6701 Democracy Boulevard, Bethesda, MD 20817, US
CEO:	Chul So Moon, M.D., Ph.D.
President:	Richard A. Silfen
Founded:	November 2000
About Cangen Biotechnologies:	Cangen Biotechnologies, Inc. is a cancer-focused biotechnology company developing non-invasive diagnostic tests for early detection of cancer, chemosensitivity technologies to enhance the selection of cancer therapeutic regimes as well as targeted drug and biologic cancer therapies, including vaccines. The company is currently enrolling patients in a Phase 3 study to evaluate a molecular diagnostic test for the early detection of bladder cancer, based on microsatellite DNA instability. Cangen Biotechnologies is headquartered in Bethesda, MD, has laboratories in Rockville, MD and conducts additional research through a collaboration with Johns Hopkins University. The company has a clinical trial center in Seoul, Korea and operations in Tokyo, Japan.

Related link

- Cangen Website
- Cangen's Press Release

trademarks of each company.

Note: Please be advised that press releases and information posted on this site are current at the time of the original publication date. Please note that they may now be outdated or rendered inaccurate.

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